UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Morgan’s Foods, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

616900106

(CUSIP Number)

January 25, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

193,845

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

193,845

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,845

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

62,867

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

62,867

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,867

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

46,388

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

46,388

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,388

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

256,712

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

256,712

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

256,712

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

46,388

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

46,388

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,388

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

303,100

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

303,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

303,100

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

303,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is filed with respect to the shares of the common stock, having no par value (the “Common Stock”), of Morgan’s Foods, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 29, 2007 and amends and supplements the Schedule 13G filed on November 27, 2006 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are:

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen.

The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the “Reporting Persons.”

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Domestic Fund beneficially owns 193,845 shares of Common Stock.

The QP Fund beneficially owns 62,867 shares of Common Stock.

The Offshore Fund beneficially owns 46,388 shares of Common Stock.

BH Management beneficially owns the shares held by the Domestic Fund and QP Fund. BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 303,100 shares of Common Stock owned by BH Management and BH Advisors.

Collectively, the Reporting Persons beneficially own 303,100 shares of Common Stock.

(b)	Percent of Class:

Domestic Fund beneficially owns 193,845 shares of Common Stock representing 7.1% of the outstanding Common Stock.

QP Fund beneficially owns 62,867 shares of Common Stock representing 2.3% of the outstanding Common Stock.

Offshore Fund beneficially owns 46,388 shares of Common Stock representing 1.7% of the outstanding Common Stock.

BH Management beneficially owns 256,712 shares of Common Stock held by the Domestic Fund and QP Fund representing 9.4% of the outstanding Common Stock.

BH Advisors beneficially owns 46,388 shares of Common Stock held by the Offshore Fund representing 1.7% of the outstanding Common Stock.

Mr. Chappell and Mr. Sheehy each beneficially owns the 303,100 shares of Common Stock collectively owned by BH Management and BH Advisors representing 11.1% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 303,100 shares of Common Stock representing 11.1% of the outstanding Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 193,845 shares of Common Stock owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 62,867 shares of Common Stock owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 46,388 shares of Common Stock owned by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 193,845 shares of Common Stock owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 62,867 shares of Common Stock owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 46,388 shares of Common Stock owned by the Offshore Fund.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	January 30, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy